Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Results of Qualified Investor Tender in
OPC Equity Capital Raise

Singapore, July 16, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced updates on its offering of new shares, which was announced on July 14, 2024.

The OPC offering includes an offering to qualified investors. OPC has announced that qualified investors have submitted orders for 534,934 units of 100 ordinary shares each. OPC further announced that it intends to accept orders to purchase 312,500 units at a price per unit of NIS 2,560 (approximately $710) (the “Qualified Investor Unit Price”) for total gross consideration of NIS 800 million (approximately $220 million). OPC has announced that as part of the qualified investor tender, it intends to accept Kenon’s order to purchase 181,819 units for a total price of NIS 465 million (approximately $130 million). The Qualified Investor Unit Price will be the minimum price per unit in the offering, and the final price per unit will be determined during a public offering, to the extent that it takes place. The offering is subject to conditions, including the approval of the Tel Aviv Stock Exchange for listing of the shares.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to OPC’s offering of new shares, the pricing and other results of the qualified investor offering and other non-historical matters. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risk that the offering is not carried out on the terms described herein or at all, the final terms of the offering, the ultimate use of the proceeds of the offering, the ultimate amount of Kenon’s investment in the offering and Kenon’s ownership stake in OPC after the offering and other risks relating to Kenon’s participation in the offering and other risks and uncertainties, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.